SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BEESFREE INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

07712Y109

(CUSIP Number)

December 16, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07712Y109

(1)Names of reporting persons. Andrew Friis

(2) Check the appropriate box if a member of a group

(a) ☐

(b) ☒

(3) SEC use only

(4) Citizenship or place of organization

Florida

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power

1,004,000

(6) Shared voting power

900,000

(7) Sole dispositive power

1,004,000

(8) Shared dispositive power

900,000

(9) Aggregate amount beneficially owned by each reporting person

1,904,000

(10) Check if the aggregate amount in Row (9) excludes certain shares ☒

(11) Percent of class represented by amount in Row 9

11.59%

(12) Type of reporting person

IN

CUSIP No. 07712Y109

(1)Names of reporting persons. AnneKatherine Friis

(2) Check the appropriate box if a member of a group

(a) ☐

(b) ☒

(3) SEC use only

(4) Citizenship or place of organization

California

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power

900,000

(6) Shared voting power

0

(7) Sole dispositive power

900,000

(8) Shared dispositive power

0

(9) Aggregate amount beneficially owned by each reporting person

900,000

(10) Check if the aggregate amount in Row (9) excludes certain shares ☐

(11) Percent of class represented by amount in Row 9

5.5%

(12) Type of reporting person

IN

CUSIP No. 07712Y109

(1)Names of reporting persons. Gamma Financial LLC

(2) Check the appropriate box if a member of a group

(a) ☐

(b) ☒

(3) SEC use only

(4) Citizenship or place of organization

Florida

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power

675,000

(6) Shared voting power

0

(7) Sole dispositive power

675,000

(8) Shared dispositive power

0

(9) Aggregate amount beneficially owned by each reporting person

675,000

(10) Check if the aggregate amount in Row (9) excludes certain shares ☐

(11) Percent of class represented by amount in Row 9

4.16%

(12) Type of reporting person

CO

Item 1.

Item 1(a) Name of issuer:

BEESFREE INC.

Item 1(b) Address of issuer's principal executive offices:

2101 Vista Parkway

West Palm Beach FL 33411

Item 2.

2(a) Name of person filing:

Andrew Friis

2(b) Address or principal business office or, if none, residence:

801 NE 71st Street

Boca Raton FL 33487

2(c) Citizenship:

Florida

2(d) Title of class of securities:

Common Stock

2(e) CUSIP No.: 07712Y109

Item 3. N/A

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c),

check whether the person filing is a:

☐ Broker or dealer registered under Section 15 of the Act;

☐ Bank as defined in Section 3(a)(6) of the Act;

☐ Insurance company as defined in Section 3(a)(19) of the Act;

☐ Investment company registered under Section 8 of theI nvestment Company Act of 1940;

☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As at December 16, 2011, Mr. Friis beneficially owned an aggregate of 1,920,000 shares of the common stock (“Common Stock”) of BeesFree Inc. (“Company”). Such beneficial ownership consisted of the direct ownership of 145,000 shares of Common Stock (of which Mr. Friis sold 16,000 shares in June 2012), the ownership by Gamma Financial LLC, a Florida limited liability company of which Mr. Friis was sole manager of an additional 675,000 shares of Common Stock, ownership by Mr. Friis of warrants (“Warrants”) to purchase 100,000 shares of Common Stock at an exercise price of $1.50 per share (valid until December 16, 2016), ownership by Mr. Friis of Series A Preferred stock (“Preferred Stock”) of the Company which was convertible into 100,000 shares of Common Stock and the ownership of 900,000 shares of Common Stock by Mr. Friis’ sister, AnneKatherine Friis. The above numbers give no effect to any shares of Common Stock which might be issuable on the Preferred Stock as a result of any accrued interest thereon. While Ms. Friis has granted Mr. Friis no formal control over the disposition or voting of such shares, she has indicated that she will follow Mr. Friis’s advice in voting or disposing of same. Mr. Friis disclaims beneficial ownership of all the shares of Common Stock owned by his sister. Mr. Friis further disclaims beneficial ownership of the shares of Common Stock owned by Gamma Financial LLC since he has no economic interest in such company. Both the Warrants and the Preferred Stock contain restrictions upon their exercise or conversion, as the case may be, if doing so would result in the holder thereof owning more than 4.99% of the outstanding Common Stock. Such restrictions are subject to being waived by the holders thereof under certain circumstances. The shares owned by Mr. Friis individually, by Gamma Financial LLC and by AnneKatherine Friis were acquired in a privately-held company which merged with the Company as reported and described in the Company’s Current Report on Form 8-K, dated December 16, 2011. The Preferred Stock and Warrants were acquired in a private placement from the Company which is also described on such Current Report on Form 8-K.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2012

Signature: Andrew Friis

/s/ Andrew Friis

 Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

POWER OF ATTORNEY

Each of the undersigned, AnneKatherine Friis and GAMMA FINANCIAL LLC, a limited liability company duly organized under the laws of the State of Florida, United States (the "Company"), does hereby make, constitute and appoint Andrew Friis, as her /its true and lawful attorneys-in-fact, for the purpose of, from time to time, executing in their names and on their behalf, whether the Company is acting individually or as representative of others, any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, 13G and 13H and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to such attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as they might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the undersigned, or, in respect of any attorney-in-fact named herein, until such person ceases to be a manager of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 10th day of December, 2012.

GAMMA FINANCIAL, LLC

By: /s/ Andrew Friis

Name: Andrew Friis

Title: Manager

/s/ AnneKatherine Friis
AnneKatherine Friis